Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Cuprina Holdings (BVI) Limited	British Virgin Islands
Cuprina Pte. Ltd.	Singapore
Cuprina United States Inc.	United States
Cuprina Malaysia Sdn. Bhd.	Malaysia
Cuprina (Beijing) Biotechnology Co. Ltd.	Mainland China
Cuprina Hong Kong Limited	Hong Kong
Cuprina MENA Co., Ltd	Saudi Arabia
Cuprina & Aiodine Pte. Ltd.	Singapore
SymbioCI SEA Pte. Ltd.	Singapore